  Filed Pursuant to Rule 424(b)(5)
  Registration No. 333-273087
PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated November 6, 2023 and Prospectus Supplement dated January 5, 2024)
Up to US$2,072,070 of American Depositary Shares
We have entered into a securities purchase agreement (the “Purchase Agreement”), originally dated as of January 5, 2024 and amended and restated as of February 8, 2024, with VG Master Fund SPC (“VG”). Pursuant to the Purchase Agreement, this prospectus supplement, together with the prospectus supplement dated January 5, 2024 and the accompanying prospectus dated November 6, 2023, we are offering (i) up to US$2,072,070 of American depositary shares of Quhuo Limited (the “ADSs”), each ADS representing ten Class A ordinary shares, par value US$0.0001 per share, of Quhuo Limited (“Class A Ordinary Shares”) to VG, at a price to be determined pursuant to the Purchase Agreement, subject to any subsequent adjustment in order to comply with General Instruction I.B.5 of Form F-3, and (ii) an additional 9,009 ADSs being issued to VG as commitment shares under the Purchase Agreement. In addition to our sale of the ADSs to VG pursuant to the Purchase Agreement, this prospectus supplement, together with the prospectus supplement dated January 5, 2024 and the accompanying prospectus dated November 6, 2023, also covers the resale of those shares by VG as contemplated by the Purchase Agreement. VG is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Upon delivery of a purchase notice, and subject to our instructions in that notice and the terms and conditions of the Purchase Agreement generally, VG may immediately resell the ADSs (1) in privately negotiated transactions with our prior written consent; (2) as block transactions; or (3) by any other methods permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on Nasdaq Stock Market LLC or sales made into any other existing trading market for the ADSs.
On March 21, 2024, we directed VG, by written notice (the “Purchase Notice”), to purchase US$2,072,070 of ADSs (the “Purchase”). Based on the estimated sales price to VG, which will be a discount to the trading price of the ADSs, with the last reported sale price of the ADSs on March 20, 2024 being US$1.21 per ADS, we will initially offer and sell 2,140,568 ADSs in connection with the Purchase Notice to VG, and VG has notified us it will immediately resell the ADSs to investors that it has procured. Under the terms of the Purchase Agreement, at our and VG’s instructions, in connection with each Purchase Notice, the ADSs will be delivered directly to the purchasers that VG has procured. The purchase price per ADS paid by VG to us for the Purchase will initially be equal to eighty percent (80%) of the lowest daily closing price of the ADSs as reported on Nasdaq (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the three business days beginning on and including the date that VG receives the Purchase Notice, subject to any subsequent downward adjustment in order to comply with General Instruction I.B.5 of Form F-3. The total purchase price and proceeds we expect to receive from VG for the sale of the ADSs is up to US$2,072,070.
The ADSs are currently listed on the Nasdaq Global Market under the symbol “QH.” On March 20, 2024, the last reported closing price of the ADSs was US$1.21.
Investing in these securities involves risks. See the “Risk Factors” on page S-27 of the accompanying prospectus supplement dated January 5, 2024, and those included in the accompanying prospectus dated November 6, 2023 and the documents incorporated by reference herein and therein to read about factors you should consider before investing in these securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus, including any prospectus supplement and documents incorporated by reference. Any representation to the contrary is a criminal offense.
Prospectus supplement dated March 21, 2024

THE OFFERING
Securities offered by us
Up to US$2,072,070 of the ADSs
Purchaser
VG Master Fund SPC pursuant to the Purchase Agreement
ADSs outstanding immediately prior to this offering
3,146,251 ADSs
ADSs outstanding after this offering is completed
5,286,819 ADSs
Purchase price
Eighty percent (80%) of the lowest daily closing price of the ADSs as reported on Nasdaq (as adjusted for any reorganization, recapitalization, non-cash dividend, share subdivision, share consolidation or other similar transaction) during the three business days beginning on and including the date that VG receives the Purchase Notice, subject to any subsequent downward adjustment in order to comply with General Instruction I.B.5 of Form F-3.
Proceeds
Up to US$2,072,070
Use of proceeds
We intend to use the net proceeds of this offering for international business development, general corporate and working capital purposes. See “Use of Proceeds” of the accompanying prospectus supplement.
The ADSs
Each ADS represents ten (10) Class A Ordinary Shares.
The depositary will be the holder of the Class A Ordinary Shares underlying the ADSs and you will have the rights as provided in the deposit agreement among us, the depositary and the owners and holders of the ADSs.
We have no plan to declare or pay any dividends in the near future on our ordinary shares. If, however, we pay dividends on our Class A Ordinary Shares, the depositary will distribute the net cash dividends and other distributions it receives on our Class A Ordinary Shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may surrender and cancel the ADSs to the depositary to withdraw Class A Ordinary Shares underlying the ADSs. There are fees applicable to such cancellations.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of the American Depositary Shares” section of the accompanying prospectus dated November 6, 2023. You should also read the deposit agreement, which is an exhibit to the registration statement declared effective on November 22, 2023 that includes the accompanying prospectus.
Listing
The ADSs are listed on the Nasdaq Global Market under the symbol “QH.” The ADSs and ordinary shares are not listed on any other stock exchange or traded on any automated quotation system.

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Risk factors
Investing in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider the risk factors described in the section titled “Risk Factors” beginning on page S-27 of the accompanying prospectus supplement dated January 5, 2024, as well as the risks identified in documents that are incorporated by reference in this prospectus supplement, the accompanying prospectus supplement dated January 5, 2024, and the prospectus dated November 6, 2023.
Depositary
Deutsche Bank Trust Company Americas.

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